

02006503

BD 3/4

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FEB 27 2002
340

SEC FILE NUMBER
8- 26090

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Meridien Financial Group, Inc.
(formerly Lauderdale Investment Company)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Dorrance Street
(No. and Street)

Providence, Rhode Island 02903
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael L. Balasco 401.272.4700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rooney, Plotkin & Willey, LLP
(Name — *if individual, state last, first, middle name*)

10 Dorrance Street, Providence, Rhode Island 02903
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3-21-02

OATH OR AFFIRMATION

I, Michael L. Balasco, Principal & President of Meridien Financial Group, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridien Financial Group, Inc. (formerly Lauderdale Investment Company), as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

[signature]
Signature

Principal & President
Title

[signature]
Notary Public
Comm. Expires 6/19/2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss). and Retained Earnings (Accumulated Deficit)
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- x (p) Independent Auditors' Report on Internal Control Required by SEC Rules 17a-5 for a Broker Dealer Claiming an Exemption from SEC Rule 15c3-3

Meridien Financial Group, Inc.
(formerly Lauderdale
Investment Company)

Financial Statements
December 31, 2001 and 2000

MERIDIEN FINANCIAL GROUP, INC.
(formerly Lauderdale Investment Company)

Index to Financial Statements

December 31, 2001 and 2000

Rooney, Plotkin & Willey, LLP

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Meridien Financial Group, Inc.
Providence, Rhode Island

We have audited the accompanying statements of financial condition of Meridien Financial Group, Inc. (formerly Lauderdale Investment Company) (a Rhode Island corporation) as of December 31, 2001 and 2000, and the related statements of income and retained earnings (accumulated deficit), and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridien Financial Group, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Rooney, Plotkin + Willey LLP

ROONEY, PLOTKIN & WILLEY, LLP

February 11, 2002



MEMBER OF IA INTERNATIONAL WITH CORRESPONDENT OFFICES IN PRINCIPAL CITIES OF THE WORLD

130 Bellevue Avenue, Newport, RI 02840-7413
401-849-3134 (Fax) 401-847-8990

10 Dorrance Street, Providence, RI 02903-2024
401-272-9080 (Fax) 401-861-8450

Email: rpw@rpw200.com

MERIDIEN FINANCIAL GROUP, INC.

(formerly Lauderdale Investment Company)

Statements of Financial Condition

	December 31, 2001	December 31, 2000
ASSETS		
Cash and Cash Equivalents	$ **129,228**	$ 123,433
Commissions Receivable	**40,254**	37,655
Prepaid Expenses	**872**	467
Furniture and Equipment, Net of Accumulated Depreciation of $43,362 and $38,741 for 2001 and 2000, Respectively	-	-
Total Assets	$ **170,354**	$ 161,555
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts Payable and Accrued Expenses	$ **9,993**	$ 32,111
Commissions Payable	**90,132**	78,141
Income Taxes Payable	**644**	250
Total Liabilities	**100,769**	110,502
Stockholders' Equity:		
Common Stock	**20,125**	20,125
Additional Paid-In Capital	**41,378**	41,378
Retained Earnings (Accumulated Deficit)	**8,082**	(10,450)
Total Stockholders' Equity	**69,585**	51,053
Total Liabilities and Stockholders' Equity	$ **170,354**	$ 161,555

The accompanying notes are an integral part of these financial statements.

MERIDIEN FINANCIAL GROUP, INC.

(formerly Lauderdale Investment Company)

Statements of Income and Retained Earnings (Accumulated Deficit)

	Years Ended December 31, 2001	2000
Revenues	$ **1,542,406**	$ 792,482
Expenses:		
Compensation Costs	**1,061,256**	529,654
Secretarial Services	**361,083**	149,641
Office Supplies and Expense	**16,891**	23,913
Depreciation	**4,621**	15,731
Rent Expense	**10,800**	10,800
Postage and Printing	**9,316**	8,841
Telephone	**9,942**	6,969
Equipment Lease Expense	**-**	1,284
Travel and Entertainment	**23,128**	22,153
Professional Fees	**6,238**	4,680
Dues, Subscriptions and Licenses	**6,281**	6,063
Insurance	**2,361**	2,055
Management Fees	**12,000**	12,000
Continuing Education	**536**	4,652
Utilities	**1,200**	1,200
Total Expenses	**1,525,653**	799,636
Income (Loss) from Operations	**16,753**	(7,154)
Interest Income	**2,423**	3,024
Income (Loss) Before Provision for (Benefit from) Income Taxes	**19,176**	(4,130)
Provision for (Benefit from) Income Taxes	**644**	(1,956)
Net Income (Loss)	**18,532**	(2,174)
Accumulated Deficit, Beginning of Year	**(10,450)**	(8,276)
Retained Earnings (Accumulated Deficit), End of Year	$ **8,082**	$ (10,450)

The accompanying notes are an integral part of these financial statements.

MERIDIEN FINANCIAL GROUP, INC.
(formerly Lauderdale Investment Company)

Statements of Cash Flows

	Years Ended December 31,	
	2001	2000
Operating Activities:		
Net Income (Loss)	$ **18,532**	$ (2,174)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:		
Depreciation	**4,621**	15,731
Change In:		
Commissions Receivable	**(2,599)**	(23,263)
Prepaid Expenses	**(405)**	1,084
Accounts Payable and Accrued Expenses	**(22,118)**	(18,229)
Commissions Payable	**11,991**	69,543
Income Taxes Payable	**394**	-
Total Adjustments	**(8,116)**	44,866
Net Cash Provided by Operating Activities	**10,416**	42,692
Investing Activities:		
Acquisition of Furniture and Equipment	**(4,621)**	(15,731)
Net Cash Used in Investing Activities	**(4,621)**	(15,731)
Increase in Cash and Cash Equivalents	**5,795**	26,961
Cash and Cash Equivalents, Beginning of Year	**123,433**	96,472
Cash and Cash Equivalents, End of Year	$ **129,228**	$ 123,433
Supplemental Disclosure of Cash Flow Information:		
Cash Paid During the Year for Income Taxes	$ **250**	$ 250

The accompanying notes are an integral part of these financial statements.

MERIDIEN FINANCIAL GROUP, INC.
(formerly Lauderdale Investment Company)

Notes to Financial Statements

December 31, 2001 and 2000

1. **Summary of Significant Accounting Policies:**

A. *Nature of the Organization:*

Meridien Financial Group, Inc. (the Company) is a Rhode Island broker/dealer regulated by the National Association of Securities Dealers. The Company's principal business activity consists of the generation of commission income from the sale of mutual funds, variable life insurance, variable annuities and shares in registered investment companies. On January 3, 2001, the Company changed its name from Lauderdale Investment Company to Meridien Financial Group, Inc. The name change was approved by the NASD on January 19, 2001.

B. *Income Taxes:*

Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The deferred taxes relate primarily to net operating loss carry-forwards, accelerated depreciation deduction carry-forwards, and charitable contribution carry-forwards available to reduce taxable income in future periods.

C. *Use of Estimates:*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. *Cash Equivalents:*

The Company considers all highly liquid short-term investments, with a maturity of three months or less upon acquisition, to be cash equivalents.

E. *Furniture and Equipment:*

Furniture and equipment is recorded at cost and depreciated over its estimated useful life.

MERIDIEN FINANCIAL GROUP, INC.
(formerly Lauderdale Investment Company)

Notes to Financial Statements

December 31, 2001 and 2000

2. **Common Stock:**

The Company has authorized 400 shares of no par value common stock. As of December 31, 2001 and 2000, the Company had 374 shares issued and outstanding.

3. **Related Party Transactions**:

The Company reimburses a company affiliated through common ownership for certain costs as follows:

	2001	2000
Rent and Utilities	$ 12,000	$ 12,000
Secretarial Services	354,100	147,500
Total	$ 366,100	$ 159,500

Rent, on a month-to-month basis, is charged based on certain costs that are directly allocated by the affiliate. The Company is charged monthly for administrative services by the affiliate based on certain activity levels.

During 2001 and 2000, the Company paid commissions and management fees of $939,000 and $467,000, respectively, to stockholders of the Company. In addition, at December 31, 2001 and 2000, $42,000 and $78,000, respectively, were due to such individuals and are included in accounts payable and accrued expenses and commissions payable.

4. **Provision for (Benefit from) Income Taxes**:

At December 31, 2000, the Company's deferred tax asset consisted of the following:

Federal	$ 6,000
State	3,300
Less Valuation Allowance	(9,300)
Total	$ -

MERIDIEN FINANCIAL GROUP, INC.
(formerly Lauderdale Investment Company)

Notes to Financial Statements

December 31, 2001 and 2000

4. **Provision for (Benefit from) Income Taxes**: (Continued)

The components of the provision (benefit) for income taxes are as follows:

	2001	2000
Current:		
Federal	**$ 2,794**	$ (2,206)
State	**1,842**	250
Benefit of Deduction Carry-forwards Used	**(3,992)**	-
Deferred:		
Federal	**6,000**	(3,700)
State	**3,300**	(1,800)
Change in Valuation Allowance	**(9,300)**	5,500
Total Provision for (Benefit from) Income Taxes	**$ 644**	$ (1,956)

The provision for income taxes differs from the statutory rate because certain expenses, primarily meals and contributions, are limited for tax purposes. The current federal benefit in 2000 of $(2,206) is due to a net operating loss carry-back to 1998 and 1997.

5. **Net Capital and Reserve Requirements**:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). In accordance with this rule, the Company is required to maintain minimum net capital of $5,000, or 6 2/3% of total aggregate indebtedness, whichever is greater. In addition, the Company's ratio of aggregate indebtedness to net capital cannot exceed 15 to 1.

At December 31, 2001 the Company had net capital of $68,713, which was $61,995 in excess of its required net capital of $6,718. At December 31, 2000 the Company had net capital of $49,562, which was $42,203 in excess of its required net capital of $7,359. At December 31, 2001 and 2000, the Company's ratio of aggregate indebtedness to net capital was 1.47 to 1 and 2.23 to 1, respectively.

The Company is exempt from the reserve requirements for brokers/dealers under Rule 15c3-3(k)(1).

Rooney,
Plotkin
& Willey,
LLP

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Meridien Financial Group, Inc.
Providence, Rhode Island

We have audited the accompanying financial statements of Meridien Financial Group, Inc. (formerly Lauderdale Investment Company) as of and for the year ended December 31, 2001 and have issued our report thereon dated February 11, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of financial and operational combined uniform single report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rooney Plotkin + Willey LLP
ROONEY, PLOTKIN & WILLEY, LLP

February 11, 2002



MEMBER OF IA INTERNATIONAL WITH CORRESPONDENT OFFICES IN PRINCIPAL CITIES OF THE WORLD
130 Bellevue Avenue, Newport, RI 02840-7413 401-849-3134 (Fax) 401-847-8990
10 Dorrance Street, Providence, RI 02903-2024 401-272-9080 (Fax) 401-861-8450

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Meridien Financial Group, Inc. as of December 31, 2001

COMPUTATION OF NET CAPITAL

Item		Code	Amount	Code
1. Total ownership equity from Statement of Financial Condition			$ 69,585	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			69,585	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 69,585	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 872	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities—proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(872)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 68,713	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 68,713	3750

OMIT PENNIES

Non-Allowable Assets:

Prepaid Expenses	$872
Net Capital as Reported	$67,331
Net Income Adjustments	(4,715)
Reduction of Non-allowable Assets	4,621
Reduction of Haircut on Other Securities	1,476
	$68,713

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Meridien Financial Group, Inc. as of December 31, 2001

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	6,718	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12	$	6,718	3760
14. Excess net capital (line 10 less 13)	$	61,995	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	58,636	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	100,769	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	100,769	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)				%	147	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	All Equity	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Aggregate Indebtedness, As Reported	$100,675
Net Income Adjustments	94
As Adjusted	$100,769

Rooney,
Plotkin
& Willey,
LLP

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Meridien Financial Group, Inc.
Providence, Rhode Island

In planning and performing our audit of the financial statements and supplemental schedules of Meridien Financial Group, Inc. (formerly Lauderdale Investment Company) (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned



MEMBER OF IA INTERNATIONAL WITH CORRESPONDENT OFFICES IN PRINCIPAL CITIES OF THE WORLD
130 Bellevue Avenue, Newport, RI 02840-7413
401-849-3134 (Fax) 401-847-8990
10 Dorrance Street, Providence, RI 02903-2024
401-272-9080 (Fax) 401-861-8450
Email: rpw@rpw200.com

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rooney, Plotkin & Willey LLP

ROONEY, PLOTKIN & WILLEY, LLP

February 11, 2002